

May 9, 2012

Via E-mail
James R. McLemore
Chief Financial Officer
Midsouth Bancorp, Inc.
102 Versailles Boulevard
Lafayette, Louisiana 70501

> **Re: Midsouth Bancorp, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 15, 2012**
> **File No. 001-11826**

Dear Mr. McLemore:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2011

Item 1A. Risk Factors

1.   We note the unusually high level of acquisition activity you experienced in 2011; however the risk factor on page 18 addresses only generic risk. In future filings, please disclose the specific risks you face by engaging in each acquisition.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>

<u>Acquisition Activity during 2011, page 30</u>

2.   In future filings, please include more specific disclosure with regard to each acquisition in which you engage, including the price paid, strategic reasons for the acquisition, and, if applicable, any agreement with regulatory agencies in connection with the purchase of assets.

<u>Repayment of TARP and Participation in SBLF, page 31</u>

3.   In future filings, please provide a more robust discussion about your participation in SBLF including the conditions that contribute to a rise and fall in the dividend rate. In addition, we note that you have disclosed the dividend rate will be between 1% and 5%; however you have not disclosed that the rate may increase to 7% if lending does not increase and ultimately 9% if the loan remains outstanding after 5 years. Disclose plans you have to increase small business lending, if any. Please provide proposed disclosure to the staff.

<u>Item 8. Financial Statements and Supplementary Data, page 49</u>

<u>Note 2 – Acquisition Activity, page 61</u>

4.   We note you completed the acquisitions of three different entities during the year ending December 31, 2011. We note various disclosures in accordance with ASC 805; however, we could not locate the disclosures required by ASC 805-10-50-2 h. Please provide us with this information and revise future filings accordingly. Alternatively, please tell us why you do not believe this disclosure information is required.

<u>Note 14 – Employee Stock Plans, page 80</u>

5.   We note your disclosure stating that you use the Black-Scholes model to determine the fair value of your options granted. We further note your disclosure stating: "The risk free rate of interest is based on the yield of a U.S. Treasury security with a similar term. The expected volatility is based on historic volatility over a term similar to the expected life of the options. The dividend yield is based on the current yield at the date of grant." We believe you should provide disclosure with more precise information on the significant assumptions used. For example, we believe you should disclose the actual expected volatility percentage applied, rather than solely stating it is based on historic volatility. Please revise future filings and provide us with your proposed disclosures, in accordance with ASC 718-10-50-f.2.

Note 19- Fair Value Measurements and Disclosures, page 84

Assets Recorded at Fair Value, page 86

6.   We note your disclosure stating that impaired loans and other real estate owned use Level 2 inputs to determine their fair value. Please note that due to the fact the appraisal process tends to be very assumption driven with comparatives, expectations on cash flows, and other factors, we believe that even though an appraisal is current and performed by an independent third party, it still would not appear to meet the Level 2 reporting for fair value. Please tell us why you believe the fair value of impaired loans that are measured using current appraisals are not all considered to use Level 3 inputs.

Item 11. Executive Compensation

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 18

7.   We note the disclosure on page 19 that base salary is reflective of each officer's individual performance. Please tell us, and disclose in future filings, what elements of individual performance were taken into account in determining base salary. Refer to Item 402(b)(2)(vii) of Regulation S-K.

Executive Compensation, page 29

Summary Compensation Table

8.   Please tell us, and disclose in future filings by footnote, the assumptions made in the valuation of the Stock Awards by reference to a discussion of those assumptions in the Company's financial statements, footnotes to the financial statements or in Management's Discussion and Analysis. Refer to the Instruction to Item 402(c)(2)(v) and (vi) of Regulation S-K.

Item 15. Exhibits

9.   Please amend your 10-K to include the following exhibits:
   - Material agreements related to the three acquisitions completed by the Bank in 2011; and
   - 2011 Annual Incentive Compensation Plan.

10.   We note that the certifications pursuant to Section 906 of the Sarbanes-Oxley Act are not dated. Please amend the Form 10-K and include dated certifications. Confirm that future certifications will be dated.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Babette Cooper at (202) 551-3396 or Sharon Blume at (202) 551-3474 if you have questions regarding comments on the financial statements and related matters. Please contact David Lin at (202) 551-3552 or me at (202) 551- 3464 with any other questions.

Sincerely,

/s/ Kathryn McHale

Kathryn McHale
Senior Staff Attorney